GIORDANO, HALLERAN & CIESLA

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

PLEASE RESPOND TO:

U.S. POSTAL SERVICE ADDRESS:

POST OFFICE BOX 190

MIDDLETOWN, NEW JERSEY 07748

OR:

HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:

125 HALF MILE ROAD, SUITE 300

RED BANK, NEW JERSEY 07701

(732) 741-3900

FAX: (732) 224-6599

www.ghclaw.com

JOHN C. GIORDANO, JR.
FRANK R. CIESLA - DC
BERNARD J. BERRY, JR.
JOHN A. AIELLO - NY
MICHAEL J. GROSS
JOHN A. GIUNCO
SHARLENE A. HUNT
PHILIP D. FORLENZA - NY
MICHAEL J. CANNING ☐
PAUL H. SCHNEIDER
ELIZABETH CHRISTIAN - NY
ANDREW B. ROBINS
MICHAEL A. BRUNO
KURT E. ANDERSON
PAUL T. COLELLA
GERALD P. LALLY
SEAN E. REGAN ☐

TARA PHELAN CARVER - NY
RACHEL M. RINNINSLAND – PA
DONALD F. CAMPBELL, JR.
BRIAN H. HARVEY
MELISSA V. SKROCKI - NY
AFIYFA H. ELLINGTON - NY
CRAIG M. GIANETTI - NY

JAY S. BECKER – MA, NY
TIMOTHY D. LYONS ☐ - PA
J. SCOTT ANDERSON
PETER B. BENNETT - NY
LAURENCE I. ROTHSTEIN NY, PA
ROBERT J. FEINBERG ☐ – FL, DC
PATRICK S. CONVERY
MICHAEL A. PANE, JR. NY
MICHAEL J. VITIELLO - NY
STEVEN M. DALTON - NY
PAMELA J. KNAUER - MA
TIMOTHY J. DENGLER - PA
CATHERINE J. BICK - NY
MONICA J. CERES
MARC D. POLICASTRO - NY
JOSEPH C. DeBLASIO
LISA MICELI WATERS - NY

ARI G. BURD – NY
KELLY D. GUNTHER
MICHAEL D. PAWLOWSKI
MATTHEW N. FIOROVANTI - NY
JOHN L. SIKORA
VINCENT M. DeSIMONE
JACLYN B. KASS

OF COUNSEL:
JOHN R. HALLERAN
S. THOMAS GAGLIANO
THOMAS A. PLISKIN
RONALD P. HEKSCH
DERRICK A. SCENNA
STEVEN J. CORODEMUS
EDWARD S. RADZELY - NY

JOHN C. GIORDANO
(1921-1989)

☐ CERTIFIED BY THE
SUPREME COURT OF NEW
JERSEY AS A CIVIL TRIAL
ATTORNEY

DC – ALSO ADMITTED DC
FL – ALSO ADMITTED FL
MA – ALSO ADMITTED MA
NY – ALSO ADMITTED NY
PA – ALSO ADMITTED PA

DIRECT DIAL NUMBER

(732) 219-5483

DIRECT EMAIL

pforlenza@ghclaw.com

September 21, 2009

CLIENT/MATTER NO.

16473.2

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Edwin Kim, Division of Corporation Finance

Re: Stadium Entertainment Holding Corp.
Form 1-A Amendment No. 4
Filed on August 27, 2009
File No. 024-10240

Dear Mr. Kim:

Delivered herewith on behalf of Stadium Entertainment Holding Corp. (the "Company") please find seven (7) copies of an Amendment No. 5 to Form 1-A Regulation Offering Statement which is being filed in connection with a proposed offering of Common Stock. One of the copies is manually signed and sequentially numbered.

The following sets forth the comments made by the Staff on the Form 1-A Amendment No. 4 in its letter dated September 14, 2009 and the responses thereto which are provided on behalf of the Company:

General

1.   We note the disclosure added in response to comment one of our letter dated August 17, 2009. It appears that the conversion of up to $300,000 relates at least partially to the bridge loan/convertible notes filed as exhibits 6.15, 6.16 and 6.17, for an aggregate of up to $200,000 conversion. The conversion terms of these loans appear to be available immediately upon issuance of the loans. Therefore, it appears that the private placement of the loans would also cover the conversion of the notes. Therefore, the issuance of

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
September 21, 2009
Page 2

common stock in this offering would not be available to cover the conversion of the notes. Please revise or advise. We may have further comment.

Response – The Offering Statement has been revised to provide that only the $120,000 aggregate principal amount of notes that have no conversion feature may be exchanged for shares offered in the offering.

Part I – Notifications, page i

Item 4. Jurisdictions in Which Securities are to be Offered, page v

2.   We note the disclosure that you will register your offering in New York. Please disclose the time frame for registration. To the extent that you will not have registered the offering in New York prior to requesting qualification of the offering statement, we direct your attention to Item 415(a)(ix) of Regulation C, which requires that the offering commence promptly. Please advise.

Response – The Company plans to file the required documentation in New York during the week of September 19, 2009, and it is not anticipated that compliance with the New York securities laws will result in any delay in the commencement of the offering.

Item 5. Unregistered Securities Issued or Sold Within One Year, page v

3.   Please revise to disclose the identity of the three consultants that were issued 1,000,000 stock options both in this section and on page 29 of your offering circular. Also, please revise this section to set forth the facts relied upon to make the exemption available under Rule 701 of Regulation F. This disclosure should include a description of the bona-fide services provided by the consultants along with the other requirements of the rule.

Response – The requested disclosure has been added in Item 5 of Part I and in the section captioned "Equity Incentive Plan" on pages 31 and 32.

4.   We note that you granted options to acquire one million shares of your common stock to independent consultants in August 2009. Please tell us how you plan to account for these stock option grants (i.e. measurement of the share-based payment and recognition of the related expense). Refer to SFAS 123(R) for further guidance.

Response – Disclosure has been added in the Subsequent Event note (Note 9) to the Company's financial statements for the three months ended March 31, 2009 in response to the above comment.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
September 21, 2009
Page 3

Part II – Offering Circular

Cover Page

5.   We note your disclosure that this offering will not be made to residents of Florida until audited financial statements are provided in the offering circular. Since you have not provided audited financial statements in your most recent amendment, please remove the "Florida Residents Only:" warning in the front of your offering circular.

      Response – The legend has been removed. The Company has requested interpretive guidance from the State of Florida as to whether the Company will be able to rely on an exemption from registration. To the extent that the Company is entitled to rely on an exemption in Florida, it will provide any required legend to Florida investors through a supplement to the Offering Circular and will file the Supplement with the Commission.

Risk Factors, page 3

6.   We note your response to comment three of our letter dated August 17, 2009, and we reissue it. Other than your modest sales of True to the Game – Volume I, none of your other potential sources of income listed in your response have an established operating history. Thus, it appears most of your projections regarding funding future projects, in part, from operations are speculative. Please revise your second risk factor on page three and your Plan of Operation on pages 22 through 25 to clearly indicate that cash generated from operations may not be sufficient to fund future projects. Also, please revise your milestone table to reflect funds from your offering proceeds specifically allocated to new projects and revenue from operations that are not based on speculation.

      Response – The second risk factor on page 3 and the section captioned "Plan of Operation" have been revised to provide additional disclosure that cash generated from operations may not be sufficient to fund future projects. In addition, disclosure has been added in the milestone table included in "Plan of Operation" and the discussion which follows which describes the expected source of the funds required to complete each milestone.

Use of Proceeds to Issuer, page 9

7.   Please revise footnote one to make it clear that you will not change the use of proceeds other than as specified in the footnote. In addition, for those changes that are quantifiable, such as the past due notes or the conversion of notes instead of cash for securities, please provide a more specific quantifiable discussion of the change in proceeds. Consider providing a separate table for the conversion of the notes instead of

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
September 21, 2009
Page 4

cash in exchange for stock in this offering. Lastly, clarify the specific change in the last bullet of footnote one.

Response – The requested disclosure has been added in footnote 1 to the table on page 9. In addition, disclosure of quantifiable amounts has been added in the note to provide for a more specific discussion of the possible change in proceeds. Further, a table has been added in the note to disclose the impact of the potential exchange of notes for shares on the use of proceeds.

8.   We note your response to comment seven of our letter dated August 17, 2009, and we reissue it in part. Please revise to provide quantitative specificity in regards to the working capital amounts. In addition, as previously requested, to the extent that working capital may be used to pay the salaries or other fees to officers and/or directors, provide clear disclosure. State the specific amount that may be paid to each individual officer and/or director.

Response – Additional detail has been added in Note 5 in response to the above comment. Please note that no bonus arrangements, incentive plans nor the amount of any salary increases, if any, have been established or determined, and thus it is not possible to identify the specific amounts that may be paid to any individuals other than as indicated.

Description of Business, page 10

9.   We note that your business section reduces your projected revenue from pre-recorded, philanthropic music products form 95% to 60%-75% of total revenue in the most recent amendment. Please revise your business section to clearly disclose the lack of revenues or existing-binding contracts related to your other businesses listed on pages 12 and 13 of your offering circular. It appears that any revenues from these ancillary activities are speculative and may not generate any revenues or incomes.

Response – Disclosure has been added on pages 15 and 21 in response to the above comment.

10.   We note your response to comment nine of our letter dated August 17, 2009, and we reissue it in part. Please include your response in the offering circular. In addition, if you plan on reducing your costs of production for your later compilation albums by including lesser known or new artists, please revise to clarify whether these less well-known artists may reduce potential sales or increase the required level of marketing needed. Lastly, reconcile these statements about using lesser known or new artists with the disclosure on page 13 where you discuss the benefits of using high selling, well

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
September 21, 2009
Page 5

known talent.

Response – Additional disclosure has been added on pages 14 and 15 in response to the above comment.

11.   We note your response to comment 11 of our letter dated August 17, 2009, and we reissue the comment in part. Please include your response in the offering circular. In addition, please revise to clarify how "reduc[ing] the activities of [your] outside consultant" would result in decreased marketing expenditures should offering proceeds and revenues fall below projections. For example, it is unclear if you would reduce your consulting fee to Gravity Entertainment and/or reduce the frequency of your radio spots. Also, please revise to clarify whether the proposed television advertising "when financial resources are available" is included in the $140,000 to $240,000 marketing budget outlined in the Use of Proceeds section. If not, please balance this disclosure and clearly indicate that television advertising is not currently planned and may not occur at all based on current projected funding levels.

Response – The disclosure on page 17 has been revised to clarify that the Company's radio promotion activities would be reduced if proceeds from this offering and revenues from operations are not sufficient to support marketing and promotional events at current levels. In addition, disclosure has been added on page 17 to indicate that proceeds of the offering will not be used to fund television advertising and that it is possible that the Company may never utilize television advertising.

12.   We note your response to comment 12 of our letter dated August 17, 2009, and we reissue it in part. Please revise to provide the basis of your belief that the forfeiture of rights in master recordings will not have any material adverse impact on its business. Also, please revise to provide a brief discussion of the value of the master recordings and how they will affect future revenue streams.

Response – Disclosure has been added on page 20 in response to the above comment.

<u>Revenue Streams, page 21</u>

13.   We note that in August 2009, you established your Associated Label Division to provide distribution and other services to independent record and entertainment companies. It appears that you will receive a fixed administrative fee when contracts are executed and a distribution fee based on a percentage of sales. Please revise to provide additional detail regarding your planned revenue recognition policy related to these arrangements. Refer to SAB 104 and EITF 00-21, as applicable.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
September 21, 2009
Page 6

Response – Disclosure has been added in the Subsequent Event note (Note 9) to the Company's financial statements for the three months ended March 31, 2009 in response to the above comment.

14.   In connection with the preceding comment, please provide us with a courtesy copy of a sample service contract that will be entered into by your Associated Label Division.

Response – A sample contract has been provided with this letter.

Plan of Operations, page 22

15.   We note that you have significantly reduced many of the estimated costs associated with your milestones. Please provide a detailed discussion as to the reasons for the reductions and whether these reductions may impact the success of the releases of these compilations.

Response – Disclosure has been added under "Plan of Operation" on pages 26 and 27 in response to the above comment.

Remuneration of Directors and Officers, page 27

16.   Please revise to provide the material terms of the Equity Incentive Plan and option awards to the three consultants. For example, your discussion of the stock option agreement does not mention the duration of the stock options or the cashless exercise feature of the options granted.

Response – Disclosure has been added under "Equity Incentive Plan" on pages 31 and 32 in response to the above comment.

Part F/S – Financial Statements

Stadium Entertainment Holdings Corp.

17.   Please note the financial statement updating requirements of Part F/S of Form 1-A.

Response – Part F/S provides the following requirements for financial statements.

(1)   **Balance Sheet** – as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
September 21, 2009
Page 7

the end of the most recent fiscal year.

(2)   **Statements of income, cash flows, and other stockholders equity-** for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Inasmuch as the filing is made after 90 days subsequent to the Company's most recent fiscal year, the Company is not required to submit a balance sheet more recent than as of the end of its most recent fiscal year. Moreover, the Company has filed statements of income, cash flow and stockholders' equity for the prior two fiscal years as well as for the interim periods presented in Part F/S of the Offering Statement. As a result, we do not believe updating is required at this time.

If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,



PHILIP D. FORLENZA

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